Exhibit 23.9

CONSENT OF WZI INC.

        We consent to the incorporation by reference in this Registration Statement of Royale Energy, Inc. on Form S-8 of the reference to our report submitted to Royale Energy, Inc., on March 12, 2007, under the captions "Description of Business," "Description of Property," and "Supplemental Information About Oil and Gas Producing Activities (Unaudited)" appearing in and incorporated by reference in the Annual Report on Form 10-K of Royale Energy, Inc. for the year ended December 31, 2006, incorporated by reference in this Registration Statement. We further consent to the reference to us under the heading "Expert" in this Registration Statement.

WZI, Inc.

By:	/s/ Allen H. Rubbert
Title:	Senior Engineering Advisor
Date:	July 3, 2007